[Jones Day Letterhead]
Direct Number: (216) 586-7254
cjhewitt@jonesday.com
March 8, 2006
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Daniel F. Duchovny
Attorney-Advisor,
Office of Mergers and Acquisitions

Re:	GenCorp Inc.
Preliminary Proxy Statement on Schedule 14A
Filed February 27, 2006
File No. 1-01520

Ladies and Gentlemen:
     This letter and the enclosed amendment respond to the Staff’s comments to GenCorp Inc. with respect to the preliminary proxy statement referenced above. We are sending under separate cover a copy of this response letter, four courtesy copies of amendment no. 2 to the preliminary proxy statement, and four copies of the amendment marked to show changes to the preliminary proxy statement.
     Below are responses to each comment in the Staff’s comment letter. For the convenience of the Staff, each comment is repeated before the response. The page numbers in the responses refer to pages of the marked (rather than the clean) version of the amendment.
Schedule 14A
1.	We note that Pirate Capital and its affiliates have indicated that they will present their own slate of nominees for your board of directors and their support for their proposal, included as proposal 3 in your proxy statement. As a result, please provide the information required by Item 4(b)(4) and Item 5(b) of Schedule 14A.
     The preliminary proxy statement has been revised at pages 1 and 3, and Appendix A has been added, in response to the staff’s comment.

Securities and Exchange Commission
March 8, 2006

Cover Page, page 1
2.	Confirm that you will file all written soliciting materials, including scripts and outlines used to solicit proxies by telephone.
     We hereby confirm on GenCorp’s behalf that GenCorp will file all written soliciting materials used in the solicitation.
Proposal Election of Directors
Advance Notice of Shareholder Nominees, page 5
3.	Please explain why you do not believe that the election of Pirate Capital’s nominees is in the best interests of company or its security holders. Note that each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.
     The preliminary proxy statement has been revised at pages 5 through 7 in response to the staff’s comment.
Proposal 3 Shareholder Proposal
Board Policy Regarding Board Classification, page 38
4.	We note your disclosure that you will present a proposal at the 2007 security holders meeting if this proposal 3 is approved by the holders of “a majority of the total voting power of the Company” at the upcoming meeting. Please reconcile with your disclosure on page 3 where you state that the affirmative votes of the holders of a majority of votes cast at the upcoming meeting are sufficient for approval of this proposal.
     GenCorp supplementally advises the staff that the vote requirement on page 3, a majority of the votes cast, is a correct statement of the vote required to approve this proposal. This vote requirement is contained in GenCorp’s code of regulations. This proposal is non-binding, and GenCorp’s Board of Directors need not take any action even if it is approved. Nevertheless, GenCorp’s Board of Directors has adopted a policy that if this proposal is approved by the holders of a majority of the total voting power at the annual meeting, it will propose a binding resolution to declassify the Board for consideration by GenCorp’s shareholders at the 2007 annual meeting.

Securities and Exchange Commission
March 8, 2006

5.	We note that if you present a proposal at your 2007 meeting as a result of the vote on the current proposal in 2006, then that proposal would require the approval of holders of not less than 80% of your total voting power. Please clarify the source for the approval requirement. Is it based on provisions in your organizational documents? If not, please state so.
     The preliminary proxy statement has been revised at page 39 in response to the staff’s comment to clarify that the 80% vote requirement is contained in GenCorp’s articles of incorporation.
     If you have any questions regarding these responses or any further comments, please contact the undersigned at (216) 586-7254, or in his absence Robert Profusek at (212) 326-3800, each of Jones Day.

Sincerely,
/s/ Christopher J. Hewitt

Christopher J. Hewitt Jones Day

cc (w/o encl.):	Mark A. Whitney, Esq., GenCorp Inc.
Robert A. Profusek, Esq., Jones Day
Stephen Fraidin, Esq., Kirkland & Ellis